May 28, 2025

Sherry Rexroad
Chief Financial Officer
Piedmont Office Realty Trust, Inc.
5565 Glenridge Connector Ste. 450
Atlanta, Georgia 30342

       Re: Piedmont Office Realty Trust, Inc.
           Form 10-K for the year ended December 31, 2024
           Filed on February 19, 2025
           File No. 001-34626
Dear Sherry Rexroad:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
6. Impairment Charges, page F-23

1. Please revise your disclosure to include the goodwill disclosures required by ASC
       350-20-50-1 for each of your reportable segments as well as in total.
2. We note your disclosure that you recorded losses for impairment on real estate assets in 2024 and 2022. Please tell us and revise future filings to disclose the segment in which the impaired long-lived asset (asset group) is reported. Refer to ASC 360-10-
       50-2(d).



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at
202-551-
 May 28, 2025
Page 2

3856 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction